

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 27, 2017

Fernando R. Assing
President and Chief Executive Officer
Tesco Corporation
11330 Clay Road, Suite 350
Houston, TX 77041

> **Re: Tesco Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 18, 2017**
> **File No. 001-34090**

Dear Mr. Assing:

We have limited our review of your filing to those issues we have addressed in our comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Annex F - Annual Report on Form 10-K of Nabors Industries Ltd.</u>

1.   We note that you have included the Form 10-K for the fiscal year ended December 31, 2016 of Nabors Industries Ltd. in your proxy statement. Please confirm your understanding that we are reviewing this filing for the resolution of comments we issued to Nabors Industries Ltd. in our September 15, 2017 letter regarding its Form 10-K for the fiscal year ended December 31, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact contact Irene Barberena-Meissner, Attorney-Adviser, at (202) 551-6548 or Loan Lauren P. Nguyen, Legal Branch Chief, at (202) 551-3642 if you have any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Brian P. Fenske
Norton Rose Fulbright US LLP